UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                       N/A

                 (Translation of registrant's name into English)

                                    80 Strand
                            London, England WC2R 0RL
                                 44-20-7010-2000
                     (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


       Yes                                              No X

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                  This Report includes the following documents:

1.   A press release from Pearson plc announcing AGM Statement


30 April 2004
                               AGM Trading Update

Pearson, the international media company, is today providing an update on current trading at the Annual General Meeting.

Due to the seasonal phasing of our book publishing businesses, we generate most of our revenues and almost all of our profits in the second half of the year. At this early stage, our businesses are trading in line with our expectations. We expect underlying progress on earnings, cash and returns this year, and a significant acceleration in our financial performance in 2005.

The outlook for our major businesses is:
Pearson Education has made a good start to the year. In a weak year for US state textbook adoptions, our School business is performing well across K-12, particularly in maths which accounts for more than half of the total 2004 new adoption opportunity. We expect revenues at our overall School business to be broadly in line with 2003, as the recovery in state budgets and federal No Child Left Behind funds help our testing and digital learning businesses. Our US Higher Education business continues to outpace its market. We expect our business to grow in the 4-6% range this year, helped by leading programs in print and online. Our Professional education operations are on track to increase revenues and profits, even after our investment in new professional testing centres to support recent contract wins.

We expect the FT Group to make progress this year, with another strong performance from IDC and the cost actions we have taken at our business newspapers. Advertising revenues remain volatile from week to week but the overall trend continues to improve. Year-to-date advertising revenues at the Financial Times, which were down 4% at the beginning of March, are now level with last year and forward bookings are a little ahead. Recoletos has reported a pick-up in advertising revenues in April, following the impact of the Madrid bombings in March, and announced the launch of a network of Spanish-language newspapers in the US.

The Penguin Group has made an encouraging start to the year, although it faces tough comparisons after a record 2003 and reported results will be affected by the weak US dollar. With its investment in reaching new readers and another strong second-half publishing schedule, we expect Penguin to grow ahead of its market once again.

Dennis Stevenson, Chairman of Pearson, said at the Annual General Meeting: "We continue to expect underlying progress in 2004 and, looking further ahead, the trading prospects for Pearson are better than at any time in the past three years. Business advertising revenues appear to be stabilising, we have a solid base of new testing contracts and the 2005 US school market will be very strong."

Pearson generates approximately two-thirds of its revenues in the US, and a five cent change in the average GBP:$ exchange rate for the full year has an impact of approximately 1p on adjusted earnings per share. Our average exchange rate in the year to date is GBP1:$1.83, against GBP1:$1.63 for the full year 2003. Pearson will report its interim results on 26 July 2004.

Note to editors: Pearson's AGM takes place today at the Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE at 12 noon.

For more information:  Luke Swanson/ Charlotte Elston + 44 (0) 20 7010 2310


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 30 April 2004

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary